UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C..  20549

                     ------------------------

                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                         Amendment No. 1*

                    NATIONAL DIAGNOSTICS, INC.
--------------------------------------------------------------
                         (Name of Issuer)

                    Common Stock, No Par Value
--------------------------------------------------------------
                  (Title of Class of Securities)

                           635641 10 3
---------------------------------------------------------------
                          (CUSIP number)

                        John I. Van Voris
          Shackleford, Farrior, Stallings & Evans, P.A.
                          P.O. Box 3324
                         Tampa, FL 33601
                          (813) 273-5046
--------------------------------------------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)

                          August 5, 1998
----------------------------------------------------------
     (Date of event which requires filing of this statement)


     If  the  filing  person  has previously filed a statement on
Schedule  13G  to  report the acquisition which is the subject of this  Schedule  13D,  and is filing this schedule because of Rule
13D-1(b)(3) or (4), check the following box [   ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 635641 10 3                 13D/A     Page 2 of 6 Pages

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     JUGAL K. TANEJA                           SS No. ###-##-####
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (A) [    ]
                                                       (B) [    ]
-----------------------------------------------------------------
3    SEC USE ONLY


-----------------------------------------------------------------
4    SOURCE OF FUNDS: PF AND AF
-----------------------------------------------------------------
5    CHECK  BOX  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO
     ITEM 2(d) OR 2(e)                                     [    ]
-----------------------------------------------------------------
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:  UNITED  STATES OF
     AMERICA
-----------------------------------------------------------------
     NUMBER OF      7           SOLE VOTING POWER: 815,700
       SHARES       --------------------------------------------
    BENEFICIALLY    8           SHARED VOTING POWER: 0
     OWNED BY       --------------------------------------------
        EACH        9           SOLE DISPOSITIVE POWER: 815,700
     REPORTING      --------------------------------------------
    PERSON WITH     10         SHARED DISPOSITIVE POWER: 0
                    --------------------------------------------
-----------------------------------------------------------------
11   AGGREGATE   AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
     PERSON: 815,700
-----------------------------------------------------------------
12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES  [    ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.2%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON: IN
-----------------------------------------------------------------

CUSIP No. 635641 10 3                 13D/A     Page 3 of 6 Pages

     This  amends and restates the Schedule 13D filed by Jugal K.
Taneja with the Securities and Exchange Commission on November 7,
1996.    This  amendment  is  filed to reflect the sale of common
stock of National Diagnostics, Inc. ("National").

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, no par value ("Common Stock"), of National Diagnostics, Inc., a Florida corporation ("National"). National's principal executive offices are located at 747 West Brandon Blvd., Brandon, Florida 33511.

     The second sentence of Item 1 is hereby amended to read as follows:

          National's principal executive offices are located at 755 West Brandon Blvd., Brandon, Florida 33511.

ITEM 2.  IDENTITY AND BACKGROUND

     This report is filed on behalf of Jugal K. Taneja ("Taneja"). Mr. Taneja's business address is 747 West Brandon Blvd., Brandon, Florida 33511. Mr. Taneja's current principal occupation is as the Chief Executive Officer of NuMed Home Health Care, Inc. Mr. Taneja also serves as the Chief Executive Officer of the Issuer, National Diagnostics, Inc. Mr. Taneja is a
citizen of the United States and is a resident of the State of Florida.

     Taneja has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The first paragraph of Item 2 is hereby amended to read as follows:

          This report is filed on behalf of Jugal K. Taneja ("Taneja"). Mr. Taneja's business address is 5770 Roosevelt Blvd., Suite 700, Clearwater, Florida 34620. Mr. Taneja's current principal occupation is as the Chief Executive
     Officer of NuMed Home Health Care, Inc. Mr. Taneja is no longer an officer or director of National. Mr. Taneja is a citizen of the United States and is a resident of the State of Florida.

CUSIP No. 635641 10 3                 13D/A     Page 4 of 6 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     There were no purchases made pursuant to this filing.

ITEM 4: PURPOSE OF TRANSACTION

     Mr. Taneja has acquired his interest in National as an investment and acquired his shares with a view toward making a profit.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities:
          ---------------------------------------------
          Mr. Taneja is the beneficial owner of 1,020,000 shares of Common Stock, representing approximately 38.8% of the class based upon the number of Common Shares reported as outstanding (excluding Treasury Shares) as of November 7, 1996.

     (b)  Power to Vote and Dispose:
          ---------------------------------------------
          Mr. Taneja has sole power to vote and dispose of 1,020,000 shares of Common Stock. Mr. Taneja shares no voting or disposition power. This amount includes beneficial ownership of (i) 100,000 Common Shares owned by First Delhi Trust, a trust for Mr. Taneja's children over which he exercises voting rights and (ii) 720,000 shares of Common Stock owned by Twenty-First Century Healthcare Fund, L.L.C., a limited liability company controlled by Mr. Taneja and his family members. This amount excludes 84,000 shares beneficially owned by his wife, Manju Taneja, as to which Mr. Taneja exercises no voting or disposition rights and as to which Mr. Taneja disclaims beneficial ownership.

     (c)  Transactions Within the Past 60 Days:
          ---------------------------------------------
          On October 8, 1996, Taneja gifted 720,000 Common Shares
          to   the   family   controlled   Twenty-First   Century
          Healthcare Fund, L.L.C.

     (d)  Certain Rights of Other Persons:
          ---------------------------------------------
          Not applicable.

     (e)  Date Ceased to be 5% Owner:
          ---------------------------------------------
          Not applicable.

     Item 5(a)-(c) is hereby amended to read as follows:

     (a)  Aggregate Number and Percentage of Securities.
          ---------------------------------------------
          Mr. Taneja is the beneficial owner of 815,700 shares of National's Common Stock, representing approximately 9.2 percent of the class based upon the number of shares of Common Stock reported as outstanding (excluding Treasury Shares) as of June 30, 1998.

     (b)  Power to Vote and Dispose:
          ---------------------------------------------
          Mr. Taneja has sole power to vote and dispose of 815,700 shares of National's Common Stock. Mr. Taneja shares no voting or disposition power. This amount includes beneficial ownership of (i) 200,000 shares owned of record by Mr. Taneja and (ii) 615,700 shares owned by Twenty-First Century Healthcare Fund, L.L.C., a limited liability company controlled by Mr. Taneja and family members.

CUSIP No. 635641 10 3                 13D/A     Page 5 of 6 Pages

     (c)  Transactions Within the Past 60 Days:
          ---------------------------------------------
          The following table describes the transactions in National's Common Stock by Mr. Taneja during the past 60 days.

                                                                                How
                                                               Price        Transaction
Seller                      Sales Date     No. of Shares     Per Share        Effected
----------------            ----------     -------------      ---------     ------------
First Delhi Trust           08/10/98           30,200          $0.938          OTC BB

Twenty-First Century        08/13/98           38,300           0.960          OTC BB
 Healthcare Fund, L.L.C.

Twenty-First Century        09/25/98           38,000           0.648          OTC BB
 Healthcare Fund, L.L.C.

Twenty-First Century        09/29/98           28,000           0.779          OTC BB
 Healthcare Fund, L.L.C.


ITEM 6:   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF
          THE ISSUER

          None.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

          None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   October 9, 1998

                                   /s/ Jugal K. Taneja
                                   ---------------------------
                                   Name: Jugal K. Taneja


SF: 316179